Exhibit 99.12

Fondation Total
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax.: + 33 1 47 44 30 56
Media Relations:
Tel.: +33 1 47 44 46 99
www.fondation.total.com
The Total Foundation Supports France’s
Internat d’Excellence boarding schools
Paris, November 2, 2010 — The Total Foundation is providing €2.5 million in funding for the 12 Internat d’Excellence boarding schools created by the French Ministry of Education in 2009 and 2010. The funding was approved on October 8 by the board of the Fonds d’expérimentation pour la jeunesse, France’s youth development fund, at a meeting chaired by the Minister of Youth Affairs, Marc-Philippe Daubresse.
The funds will be used for socio-cultural activities and personalized support for students and their families, reinforcing the innovative teaching and educational projects offered at each school.
These schools provide additional support for the nationwide Espoir Banlieues plan introduced in 2008. The schools will give highly motivated secondary school students from environments where education is not a priority the opportunity to realize their full potential through an enriched academic path and other activities such as assistance with homework, cultural, sports and scientific activities, and greater access to information and communication technology. Parental involvement is also a priority.
The Total Foundation and the Ministry of Youth Affairs are expanding the scope of their joint commitment to support innovative, pilot projects introduced by French public schools to help students succeed as well as innovative programs that address the issue of social exclusion.
In 2009, the Group pledged €50 million over six years to the Fonds d’expérimentation pour la jeunesse, which was set up by the French government to support and assess initiatives to facilitate social integration and workforce entry for young people. Since then, Total has spent over €20 million on around 100 pilot projects across France. The focus is on enhancing young people’s mobility by helping them obtain driver’s licenses, providing educational and career guidance for girls, and promoting social integration through cultural events and activities. In partnership with the Education Ministry, innovative programs have also been introduced to help eliminate illiteracy, forge closer ties between parents and schools (through the Mallette des Parents program) and develop Internat d’Excellence boarding schools.
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The Total Foundation, created in 1992 has supported initiatives since 2008 in three main areas: community support (health and education), culture (heritage and major exhibitions) and the environment (marine biodiversity). At home and abroad, it funds projects developed with partner associations, institutions and NGOs, as well as community support and environmental initiatives submitted by Total employees. www.fondation.total.com